UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):      [ ] Form 10-K     [ ] Form 20-F  [ ] Form 11-K
                  [X] Form 10-Q  [ ] Form N-SAR

                  For Period Ended:   June 30, 2006
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                  -----------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                              ----------------------------
PART I -- REGISTRANT INFORMATION

                                Jove Corporation
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                            Full Name of Registrant


                          ---------------------------
                           Former Name if Applicable

                                 3035 Oakshire
          -----------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

                            Berkley, Michigan 48072
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                            City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the
[X] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

CCG Partners, LLC manages the activities of the registrant. CCG Partners is jointly owned by Clifton S. Crockatt, the registrant's President and Chief Executive Officer, and Dennis M. Agresta, the registrant's Chief Financial Officer. Because of the registrant's limited financial resources, Messrs. Crockatt and Agresta devote the majority of their time and attention to CCG Partners' business activities that are not related to the registrant and devote only a limited amount of their time to the management of the registrant's activities. As a result, the registrant has not been able to complete its Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006 by the required filing date without unreasonable effort and expense. The registrant undertakes the responsibility to file such annual report no later than five days after its original due date.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Clifton S. Crockatt          (734)               741-5858 Ext. 226
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             (Name)                (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [ ] Yes [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Jove Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    August 11, 2006            By: /s/ Clifton S. Crockatt
                                    ----------------------------
                                    Clifton S. Crockatt
                                    Chief Executive Officer